Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Income (loss) from continuing operations before income taxes (benefit), minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	164.8	156.8	265.7	157.5	(248.7)	(172.7)	(26.3)
Add: Interest earned from investments in unconsolidated affiliates	2.6	2.6	3.7	4.3	4.3	2.1	2.8
Add: Distributed earnings	33.1	23.8	88.5	228.0	37.6	19.8	11.2
Less: Equity in earnings (losses) of venture capital investments	33.7	39.6	139.9	277.3	(84.5)	(51.7)	(34.9)

Income (loss) from continuing operations before income taxes (benefit), minority interest and equity in earnings of unconsolidated affiliates	166.8	143.6	218.0	112.5	(122.3)	(99.1)	22.6

Fixed Charges:
Interest expense	28.0	29.8	34.0	32.7	27.3	14.8	15.4
Rental expense	3.8	3.4	3.1	2.7	2.7	1.4	1.4

Total fixed charges	31.8	33.2	37.1	35.4	30.0	16.2	16.8

Income (loss) from continuing operations before income taxes (benefit), minority interest and equity in earnings of investments in unconsolidated affiliates plus fixed charges	198.6	176.8	255.1	147.9	(92.3)	(82.9)	39.4

Ratio of earnings to fixed charges (a)	6.3	5.3	6.9	4.2	—	—	2.3

Supplemental Ratio—ratio of earnings to fixed charges inclusive of interest credited on policyholder contract balances:
Income (loss) from continuing operations before income taxes (benefit), minority interest and equity in earnings of and interest earned from investments in unconsolidated affiliates	164.8	156.8	265.7	157.5	(248.7)	(172.7)	(26.3)
Add: Interest earned from investments in unconsolidated affiliates	2.6	2.6	3.7	4.3	4.3	2.1	2.8
Add: Distributed earnings	33.1	23.8	88.5	228.0	37.6	19.8	11.2
Less: Equity in earnings (losses) of venture capital investments	33.7	39.6	139.9	277.3	(84.5)	(51.7)	(34.9)

Adjusted income (loss) from continuing operations before income taxes (benefit), minority interest and equity in earnings of unconsolidated affiliates	166.8	143.6	218.0	112.5	(122.3)	(99.1)	22.6

Fixed Charges:
Interest expense	28.0	29.8	34.0	32.7	27.3	14.8	15.4
Rental expense	3.8	3.4	3.1	2.7	2.7	1.4	1.4
Interest credited on policyholder contract balances	65.5	111.7	105.6	109.5	133.2	60.6	79.2

Total fixed charges	97.3	144.9	142.7	144.9	163.2	76.8	96.0

Adjusted income from continuing operations before income taxes (benefit), minority interest and equity in earnings of investments in unconsolidated affiliates plus fixed charges	264.1	288.5	360.7	257.4	40.9	(22.3)	118.6

Ratio of earnings to fixed charges inclusive of interest credited on policyholder contract balances (b)	2.7	2.0	2.5	1.8	0.3	—	1.2

For purposes of computing these ratios, earnings consist of income from continuing operations before income taxes (benefit), minority interest and equity in earnings of investments in unconsolidated affiliates plus the distributed income of equity investees and fixed charges. Fixed charges consist of interest expense and an imputed interest component for rental expense.

(a)
Due to our loss for 2001, the ratio coverages for those periods were less than 1:1. We would need $122.3 million in additional earnings for the year ended December 31, 2001 to achieve a 1:1 coverage ratio. For the six months ended June 30, 2001, we would need $99.1 million in additional earnings to achieve a 1:1 coverage ratio.

(b)
Due to our loss during 2001, the ratio coverages, including interested credited or policyholder contract balances, for those periods were less than 1:1. We would need $122.3 million in additional earnings for the year ended December 31, 2001 to achieve a 1:1 coverage ratio. For the six months ended June 30, 2001, we would need $99.1 million in additional earnings to achieve a 1:1 coverage ratio.